================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 --------------
                                 (Rule 13d-101)

                               (Amendment No. 21)

                         ------------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

 Ordinary Shares of euro 0.55 par value each                  87927W10
       (Title of class of securities)                       (CUSIP number)

                                Dott. Gianni Mion
                             Edizione Holding S.p.A.
                                 Calmaggiore 23
                                  31100 Treviso
                                      Italy
                                 (+39) 0422-5995

                                 With a copy to:

                           Michael S. Immordino, Esq.
                                Latham & Watkins
                                 99 Bishopsgate
                                 London EC2M 3XF
                                     England
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                January 23, 2004
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)



                                 (Page 1 of 9)

-----------------------------------------------------------               ---------------------------------------------------
CUSIP No.  87927W10                                             13D
-----------------------------------------------------------               ---------------------------------------------------
-----------------------    --------------------------------------------------------------------------------------------------
1                          NAME OF REPORTING PERSON                         EDIZIONE HOLDING S.p.A.
                           I.R.S. IDENTIFICATION NO.                        Not Applicable
                           OF ABOVE PERSON
-----------------------    --------------------------------------------------------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a)         [X]
                                                                                                            (b)         [ ]
-----------------------    --------------------------------------------------------------------------------------------------
3                          SEC USE ONLY
-----------------------    --------------------------------------------------------------------------------------------------
4                          SOURCE OF FUNDS:                                                  WC
-----------------------    --------------------------------------------------------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]

-----------------------    --------------------------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION:                              Italy
-----------------------    --------------------------------------------------------------------------------------------------
NUMBER OF                  7                       SOLE VOTING POWER:                         0
SHARES
                           --------------------    --------------------------------------------------------------------------
BENEFICIALLY               8                       SHARED VOTING POWER:                       1,751,765,823
OWNED BY                                                                                      (See Item 5)
                           --------------------    --------------------------------------------------------------------------
                           9                       SOLE DISPOSITIVE POWER:                    0

EACH                       --------------------    --------------------------------------------------------------------------
REPORTING                  10                      SHARED DISPOSITIVE POWER:                  1,751,765,823
                                                                                              (See Item 5)
PERSON WITH
-----------------------    --------------------     -------------------------------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           1,751,765,823
                                                                                              (See Item 5)
-----------------------    ------------------------------------------- ------------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [ ]

-----------------------    --------------------------------------------------------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                 17.01%
                                                                                                               (See Item 5)
-----------------------    --------------------------------------------------------------------------------------------------
14                         TYPE OF REPORTING PERSON:                              CO



                                    (Page 2)

-----------------------------------------------------------               ---------------------------------------------------
CUSIP No.  87927W10                                             13D
-----------------------------------------------------------               ---------------------------------------------------
-----------------------    --------------------------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON                         EDIZIONE FINANCE INTERNATIONAL S.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    -------------------------------------------------------------------------------------------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a)      [X]
                                                                                                             (b)      [ ]
------------------------    -------------------------------------------------------------------------------------------------
3                           SEC USE ONLY
------------------------    -------------------------------------------------------------------------------------------------
4                           SOURCE OF FUNDS:                                                  WC
------------------------    ----------------------------------------------------------------- -------------------------------
5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):   [ ]

------------------------    -------------------------------------------------------------------------------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                              Italy
------------------------    -------------------------------------------------------------------------------------------------
NUMBER OF                   7                       SOLE VOTING POWER:                         0
SHARES
                            -------------------     -------------------------------------------------------------------------
BENEFICIALLY                8                       SHARED VOTING POWER:                       1,751,765,823
OWNED BY                                                                                       (See Item 5)
                            -------------------     -------------------------------------------------------------------------
                            9                       SOLE DISPOSITIVE POWER:                    0

EACH                        -------------------     -------------------------------------------------------------------------
REPORTING                   10                      SHARED DISPOSITIVE POWER:                  1,751,765,823

PERSON WITH                                                                                    (See Item 5)

------------------------    -------------------     -------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           1,751,765,823
                                                                                               (See Item 5)
----------------------------------------------------------------- -----------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                 [ ]

-----------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                 17.01%
                                                                                                                (See Item 5)
------------------------    -------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON:                              CO




                                    (Page 3)

-----------------------------------------------------------               ---------------------------------------------------
CUSIP No.  87927W10                                             13D
-----------------------------------------------------------               ---------------------------------------------------

------------------------    -------------------------------               ---------------------------------------------------
1                           NAME OF REPORTING PERSON                         RAGIONE S.a.p.a. DI GILBERTO BENETTON E C.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    -------------------------------------------------------------------------------- ------------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a)     [X]
                                                                                                             (b)     [ ]
------------------------    -------------------------------------------------------------------------------- ------------------
3                           SEC USE ONLY
------------------------    ----------------------------------------------------------------- ---------------------------------
4                           SOURCE OF FUNDS:                                                  WC
------------------------    ----------------------------------------------------------------- ---------------------------------
5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

------------------------    ---------------------------------------------------------------------------------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                              Italy
------------------------    ------------------------------------------------------------------ --------------------------------
NUMBER OF                   7                       SOLE VOTING POWER:                         0
SHARES
                            ------------------------------------------------------------------ --------------------------------
                            8                       SHARED VOTING POWER:                       1,751,765,823
                                                                                               (See Item 5)
BENEFICIALLY
OWNED BY
                            ------------------------------------------------------------------ --------------------------------
                            9                       SOLE DISPOSITIVE POWER:                    0
EACH
REPORTING                   ------------------------------------------------------------------ --------------------------------
                            10                      SHARED DISPOSITIVE POWER:                  1,751,765,823
                                                                                               (See Item 5)

PERSON WITH
------------------------    ------------------------------------------------------------------ --------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           1,751,765,823
                                                                                               (See Item 5)
------------------------------------------------------------------ ------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

-------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                               17.01%
                                                                                                              (See Item 5)
------------------------    --------------------------------------------------------------------------------- -----------------
14                          TYPE OF REPORTING PERSON:                              PN



                                    (Page 4)

         This Amendment No. 21 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D") filed by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy ("Edizione Holding"), Edizione Finance International S.A., a company incorporated in the Duchy of Luxembourg ("Edizione Finance"), and Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("Ragione") (Edizione Holding, Edizione Finance and Ragione, are collectively referred to herein as the "Edizione Reporting Persons") with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         This Amendment is being filed by each of the Edizione Reporting Persons. Pirelli, the Purchaser, Edizione Holding, UCI, BCI, and, as discussed in Items 4 and 6 of Amendment No. 10 to the Statement on Schedule 13D, Hopa are members of a group with respect to the Telecom Italia Shares. The Edizione Reporting Persons are making a separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 and are solely responsible for the information contained in this filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of the Purchaser nominated by Pirelli, UCI, BCI or Hopa has been provided by the nominating person or by such nominee director or officer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

         Reference is made to the Hopa Agreement (as that term is defined in Item 6 of Amendment No. 13 to the Statement on Schedule 13D). On January 23, 2004, the parties to the Hopa Agreement entered into an agreement to amend the Hopa Agreement (the "Hopa Agreement Amendment"). The Hopa Agreement Amendment relieves Hopa of certain restrictions contained in the Hopa Agreement relating to Hopa's ownership of Telecom Italia Shares in order to permit Hopa to enter into a transaction with Nexgen Capital Limited pursuant to which Hopa will receive 229,411,021 Telecom Italia Shares in exchange for certain derivative instruments whose value is linked to the performance of Telecom Italia Shares. A copy of an English translation of the Hopa Agreement Amendment is filed as
Exhibit 46.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

46. Hopa Agreement Amendment, dated as of January 23, 2004 [English translation].



                                    (Page 5)

                                  EXHIBIT INDEX

Exhibit No.
-----------

    46. Hopa Agreement Amendment, dated as of January 23, 2004 [English translation].





                                    (Page 6)

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: February 2, 2004

                                         EDIZIONE HOLDING S.p.A.



                                         By: /s/ Gianni Mion
                                             ------------------------------
                                         Name:  Gianni Mion
                                         Title: Chief Executive Officer





                                    (Page 7)

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: February 2, 2004

                                         EDIZIONE FINANCE INTERNATIONAL S.A.


                                         By: /s/ Gustave Stoffel
                                             -------------------------------
                                             Name:  Gustave Stoffel
                                             Title: Director




                                    (Page 8)

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: February 2, 2004

                                         RAGIONE S.a.p.a DI GILBERTO
                                          BENETTON E C.


                                         By: /s/ Gilberto Benetton
                                             -------------------------------
                                             Name:  Gilberto Benetton
                                             Title: Chairman




                                    (Page 9)